SEC FILE NUMBER
001-14862
CUSIP NUMBER
105532105

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D
	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	December 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Braskem S.A.
Full Name of Registrant

N/A
Former Name if Applicable

Av. das Nações Unidas, 8,501
Address of Principal Executive Office (Street and Number)

São Paulo, SP—CEP 05425-070 Brazil
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
☒		Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant and its auditors have completed the review of the Registrant’s financial statements prepared in accordance with Brazilian generally accepted accounting principles (“Brazilian GAAP”) for the year ended December 31, 2008 (the “Brazilian Financial Statements”). The Registrant has not completed the reconciliation of its Brazilian Financial Statements to U.S generally accepted accounting principles (“U.S. GAAP”) and is not in a position to complete it without unreasonable effort and expense prior to the due date for the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2008 as a result of changes in Brazilian accounting regulations that require additional effort to reconcile Brazilian GAAP to U.S. GAAP. We anticipate being able to file our Form 20-F within the permitted 15 calendar day extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Guilherme Alves Mélega	011-55-11	3576-9587
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that
	the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	Yes ☒	No☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	Yes☒	No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the financial statements of the Registrant prepared under Brazilian GAAP that were filed under cover of Form 6-K on March 16, 2009, net revenues for the year ended December 31, 2008 were R$12,049.8 million, representing a 11.8% decrease from net revenues of R$13,662.5 million for the year ended December 31, 2007. Net loss in the year ended December 31, 2008 was R$(2,506.9) million, or R$(4.9393) per share, compared to net income of R$617.4 million, or R$1.4265 per share, for the year ended December 31, 2007.

Braskem S.A.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2009	By:	/s/ Carlos José Fadigas de Souza Filho
Name: Carlos José Fadigas de Souza Filho
Title: Chief Financial Officer